Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 24, 2021, with respect to the consolidated financial statements of Ingredion Incorporated, and the effectiveness of internal control over financial reporting, incorporated by reference herein.

Our report dated February 24, 2021, on the consolidated financial statements, refers to the Company’s change in its method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-12, Leases (Topic 842), and its subsequent amendments.

Our report dated February 24, 2021, on the effectiveness of internal control over financial reporting as of December 31, 2020, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2020 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness has been identified and included in management’s assessment related to the ineffective information technology general controls (“ITGCs”) related to user access over certain information technology (“IT”) systems. As a result, the business process automated and manual controls that rely on information derived from the affected IT systems are dependent on the effective design and operation of ITGCs and are therefore also considered ineffective because they could have been adversely impacted. These control deficiencies were the result of insufficient development of IT personnel as the control owners did not adequately understand the control objectives or the design of the control activity, as well as, the result of ineffective timely communication of the control objective to these IT personnel by management.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

May 27, 2021